Exhibit 4.24

ENGLISH SUMMARY OF THE MANAGEMENT AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND BETWEEN

POINTER (EDEN TELECOM GROUP) LTD.

AND

DEKALOG FOCUSED MANAGEMENT LTD.

Dated February 28, 2005
(the “Agreement”)

Description: Effective Date: Term: Consideration: Termination Provisions:	Management Agreement pursuant to which Dekalog
Focused Management Ltd. shall provide Chief
Executive Officer services to Pointer (Eden
Telecom Group) Ltd. ("Pointer")

Upon the consummation of the transaction pursuant
to which Pointer shall purchase certain
activities and assets of Shagrir Towing Services
Ltd. and its subsidiary, Shagrir (1985) Ltd.,
that is, February 28, 2005.

Unspecified.

(i) NIS 115,000 (plus VAT) per month.
(ii) Annual bonus equal to the higher of: (a)
      NIS 800,000; or (b) 2.5% of the
      consolidated profits of Pointer, before
      tax, plus VAT.

Both parties shall have the right to terminate
the Agreement by giving 180 days advanced notice.